                                                          Exhibit 3.1.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
HSW INTERNATIONAL, INC.

HSW International, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.	The name of the Corporation is HSW International, Inc.

2.	The Corporation’s original Certificate of Incorporation was filed on March 14, 2006, and was amended and restated on October 2, 2007 (the “Certificate”).

3.
The amendment to the Corporation’s Certificate as set forth below was duly adopted by the Corporation’s Board of Directors and has been approved by the stockholders of the Corporation, each in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.
Effective upon filing of this Certificate of Amendment with the Delaware Secretary of State, the Corporation’s Certificate is hereby amended by deleting Article IV, Section 1 in its entirety and replacing it with the following:

“Section 1.  Shares, Classes and Series Authorized.  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue after giving effect to the reverse stock split in Section 5(e) below is Twenty-one Million (21,000,000) shares, of which Twenty Million (20,000,000) shares shall be Common Stock, par value $0.001 per share (hereinafter called “Common Stock”) and One Million (1,000,000) shares shall be Preferred Stock, par value $0.001 per share (hereinafter called “Preferred Stock”).”

5.
Effective upon filing of this Certificate of Amendment with the Delaware Secretary of State, the Corporation’s Certificate is hereby amended by adding to Article IV, Section 2 the following new subsection (e):

“e.
Effective upon filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), each share of the Corporation’s Common Stock, par value $0.001 per share, authorized, including those that are issued and outstanding at 5:00 P.M. Eastern time on February 10, 2010 (the “Old Common Stock”), will be automatically reclassified as and converted into one-tenth of a share of Common Stock, par value $0.001 per share (the “New Common Stock”) of the Corporation.  No fractional shares of New Common Stock of the Corporation will be issued.  As soon as practicable following the Effective Time, the Corporation will notify its shareholders of record on the Record Date to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“Exchange Agent”) and the Corporation will cause the Exchange Agent to issue new book entries representing one share of common stock for every 10 shares transmitted and held of record on the Record Date; and in settlement of fractional interests that might arise as a result of such combination on the Record Date, cause the Exchange Agent to disburse to such holders a cash payment in an amount equal to the product obtained by multiplying (i) the closing sales price of the Corporation’s Common Stock on the day of the Effective Time as reported on The Nasdaq Global Market by (ii) the number of shares of the Corporation’s Common Stock held by a holder that would otherwise have been exchanged for a fractional share interest, as determined by the Board.

5.           This Certificate of Amendment will be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Amended and Restated Certificate of Incorporation this 16th day of February, 2010.

HSW INTERNATIONAL, INC.

By:	/s/ Bradley T. Zimmer
Bradley T. Zimmer
Corporate Secretary